Exhibit 4.35

Share Subscription Right Agreement

Hoshin GigaMedia Center Inc.

And

Wretch Co., Ltd.

And

All shareholders of Wretch Co., Ltd.

March 10, 2006

(English translation for reference only)

Share Subscription Right Agreement

This Share Subscription Right Agreement (the “Agreement”) is entered into on the 10th day of March, 2006 by and among the following parties:

(1)	Hoshin GigaMedia Center Inc., a company established and in existence pursuant to ROC laws. Its principal place of business is in 14th Floor, No. 122, Tun Hua N. Road, Taipei. (“HGC”);

(2)	Wretch Co., Ltd., a company established and in existence pursuant to ROC laws. Its principal place of business is in 2nd Floor, No. 310, Chung Hsiao E. Rd., Taipei. (“Wretch”); and

(3)	The registrar of shareholders of Wretch on the signing date of this agreement is listed in Attachment 1 (“Wretch Shareholders”).

Whereas, Wretch operates the website, Wretch (http://www.wretch.cc), combining BBS, web albums and blogs, providing the Chinese community a place to share information. It is the most popular website which contains blogs and web albums in Taiwan. Due to the vast increase of users and capital requirement to purchase new machinery equipment, Wretch plans to conduct capital increase in cash within the next three years.

Whereas, due to the development and potential commercial opportunity of blogs, HGC is interested in subscribing the shares of stock of Wretch; Wretch and its shareholders agree to give HGC the right of first refusal to subscribe its shares (the “Subscription Right”) so that HGC can acquire 20% of the total number of issued and outstanding shares after completion of the capital increase in cash of Wretch.

Based on the above, the parties hereby agree to the following terms and conditions:

1. The Subscription Right of HGC

(1)	HGC agrees to provide Wretch free network service for a term of three years from the signing date of this agreement (the detailed services are listed in Attachment 2) as the consideration of this subscription right.

(2)	HGC may exercise this subscription right when Wretch conducts the first capital increase in cash. HGC may subscribe all or part of the newly issued shares with the price as indicated in Attachment 3. The share held by HGC in Wretch after completion of its capital increase in cash can represent 20% of the total number of issued and outstanding shares of Wretch.

(3)	The Wretch Shareholders agree to waive their preemptive right to subscribe newly issued shares, and shall encourage all employees to waive their preemptive rights to subscribe newly issued shares. If any shareholder of Wretch does not waive the preemptive right to subscribe newly issued shares or due to other reasons (for example, issuance of new shares for subscription by those who have the right to subscribe) and have to increase the newly issued shares for those who have the subscription right, the price to subscribe by the employees of Wretch and others who have the stock subscription right shall be the same as the price that HGC subscribed. When calculating the number of new shares to be issued by Wretch for capital increase, the number of shares to be subscribed by Wretch’s employees and those who have the right to subscribe shall be taken into consideration, to ensure that the percentage of the shares subscribed by HGC is no less than 20% of the total number of issued and outstanding shares after the capital increase in cash of Wretch.

(4)	In the case where HGC is eligible to exercises its share subscription right, HGC may at its sole discretion decide whether to exercise this right to subscribe all or part of the shares or to waive this right. If HGC decides to waive this subscription right, Wretch or its shareholders shall not claim any damages from HGC.

2. Obligation of Wretch and its shareholders

In order to have HGC exercise this share subscription right, Wretch and its shareholders promise to fulfill the following obligation:

(1)	At the end of 2006 and 2007 fiscal years, if there is surplus profit in the respective years, after having paid all the taxes and dues and making up the losses and setting aside ten percent of the surplus profits as the legal reserve, Wretch Shareholders shall resolve to capitalize all the surplus profit. If the legal reserve meets the capitalization requirement, Wretch Shareholders shall also resolve to capitalize all the legal reserve.

(2)	Wretch and Wretch Shareholders shall conduct the first capital increase in cash within three years after the signing of this agreement.

(3)	During the first capital increase in cash, if Wretch has not yet completed the capitalization of the profits or reserves in previous fiscal years, those profits which could be capitalized shall be deemed as part of the paid in capital prior to the capital increase in cash for the purpose of calculating the total number of issued and outstanding shares and earnings profits per share.

(4)	Upon completion of the first capital increase in cash, the total number of issued and outstanding shares of Wretch shall not be greater than 25,000,000 shares.

The Wretch Shareholders undertake that prior to the first capital increase in cash, if any Wretch Shareholder intends to sell, pledge, or create any other encumbrance over the Wretch shares, such shareholder shall notify HGC, and shall have the assignee agrees to be bound by this Agreement in writing, otherwise, such shareholder shall not sell, pledge or create any other encumbrance over the Wretch shares.

3. HGC’s Right to Due Diligence Review

In order to have HGC fully understand the financial and operational situation of Wretch, Wretch and Wretch Shareholders undertake that after the board meeting of Wretch resolves to have the first capital increase in cash, HGC may conduct a due diligence review, to decide whether to exercise this subscription right; Wretch shall provide relevant information for HGC to conduct due diligence review, and shall not refuse or conceal any information that may influence HGC’s investment decision.

4. Representations and Warranties of HGC and its shareholders

HGC hereby represents and warrants to Wretch and Wretch Shareholders that HGC is duly incorporated and established pursuant to ROC laws, and have all the necessary corporate power and internal authorization to sign this Agreement.

5. Representations and Warranties of Wretch and Wretch Shareholders

Wretch and Wretch Shareholders jointly represent and warrant to HGC as follows:

(1)	Wretch is a company limited by shares duly incorporated and established pursuant to ROC laws and conducts business pursuant to ROC laws. Until the date of signing this Agreement, the paid in capital of Wretch is NT$20,000,000; divided into 2,000,000 shares of common stock with the par value of NT$10 per share.

(2)	Until the date of signing this agreement, the names of all the shareholders of Wretch and their respective shares are listed in attachment 1, and there was no special stock issued by Wretch.

(3)	Until the signing date of this agreement, there is no shareholder agreement or other similar agreements that may affect HGC’s exercise of its right pursuant to this agreement or its shareholder rights after subscribing the Wretch shares.

(4)	The execution of this agreement shall not constitute violation of any provisions of the memorandum and articles of association of Wretch nor shall it constitute violation of any agreement signed by Wretch or Wretch Shareholders. This agreement shall constitute legal, valid and binding obligation to Wretch and Wretch Shareholders.

(5)	Upon the date of signing this agreement, there is no litigation, claims, or legal proceedings with the courts, authorities, arbitration associations or any other governmental agencies, which may lead Wretch to be a party, and constitute decisions, orders, adjudication or other decisions which are disadvantageous to Wretch.

(6)	The representations or warranties made by Wretch and Wretch Shareholders in this agreement, and all the financial, business documents, proofs or any other documents provided by Wretch to HGC under this agreement shall all be true and have no omission.

(7)	The required programs to operate the website of Wretch (http://www.wretch.cc), was researched and developed by Wretch Shareholders or had obtained authorization from the third party; there is no violation of others’ intellectual property.

If there is any change of the above representations and warranties since signing this agreement, Wretch and Wretch Shareholders shall immediately notify HGC of such change; Wretch and Wretch Shareholders undertake that upon conducting the first capital increase in cash, all the representations and warranties set forth in this agreement remain true, except for the matters notified HGC, and no material adverse changes of the financial, business, and legal compliance matters of Wretch occurred since signing this agreement.

6. Business Strategic Alliance

HGC and Wretch agree to be strategic alliance “partners,” in the business of blogs, web albums and online games. Cooperation includes, without limitation, in developing mutual markets, cross marketing between members of both parties, Wretch provides web albums and online games for HGC’s members of “Funtown”, and HGC provides games for members of Wretch’s members of “Wretch” to use and establish co-location website for mutual games. The details for alliance may be negotiated by both parties at a later date. As for the above mentioned business, both parties agree that the other party has the right of first refusal to negotiate cooperation agreement.

7. Corporate Governance of Wretch after Capital Increase in Cash

(1) Upon exercise by HGC of this subscription right, Wretch Shareholders shall sign a shareholder agreement with HGC to govern the rights and responsibilities between the shareholders and management of Wretch in the future.

(2) After HGC completes the share subscription with price indicated in Attachment 3, Wretch Shareholders shall facilitate Wretch to convene a shareholder meeting for election of the directors, HGC shall obtain the board seats of Wretch according to the percentage of shares held by it; and Wretch shall complete all the necessary changes of company registration.

8. Miscellaneous

(1) Public Announcement and Press Release

Both parties agree that, since the date of signing this agreement, any party shall not make any public announcement or press release to indicate the existence of this agreement or disclose any provision in this agreement, without the other party’s written consent with regard to the disclosing content, timing and media. However, if any party, pursuant to legal requirement, shall disclose, admit or public announce part or all of this agreement, there is no violation of this agreement of the disclosed party, provided however, that the disclosed party in reasonable and possible degree to inform the other party immediately and obtain the other party’s consent. Both parties agree that they shall not unreasonably refuse to consent.

(2) Modification and Revision

The modification, revision and supplement of this agreement shall be made after the written consent of all parties, provided however, all relevant laws and decrees permit.

(3) Non-waiver

If any party of this agreement does not exercise or delay exercising any right or remedy, it is not a waiver to these rights and remedies, which shall be valid until the party who holds the rights waive them in written notice.

(4) Transaction Expenses

Any party shall bear the fees and expenses due to negotiation, preparation, signature, deliver, and performance of this agreement, including but not limited to the fees and expenses of its lawyers, accountants, and other professionals.

(5) Notices

All the notification of request or permission shall be written notice, and the notifying party shall decide to a) deliver in person, b) by fax (and mailed by registered mail with prepaid postage or if the notified party is out of country, mail by air mail with delivery confirmation); or c) by express to the following address:

To: Hoshin GigaMedia Center Inc.:

Hoshin GigaMedia Center Inc.

14th Floor, No. 122, Tun Hua N. Road, Taipei.

Fax: +8862-8770-7955

Attention: Chairman of the Board

To Wretch or Wretch Shareholders:

Wretch Limited

2nd Floor, No. 310, Chung Hsiao E. Rd., Taipei

Fax: +8862-

Attention: Chairman of the Board

All the notices and other communication shall be deemed delivered when the other party receives. Any party shall notify the other party change of address by the above mentioned methods.

(6) Confidentiality

Both parties agree to keep confidential of all the transactions mentioned in this agreement. Unless the other party gives consent by prior written notice, the other party shall not disclose the provisions and transaction of this agreement to any third party. If the laws or ordinances request disclosure, both parties shall act pursuant to the laws or ordinances, provided however, the disclosed party shall give the other party prior written notice.

(7) The Code of Business Conduct and Ethics of GigaMedia

HGC shall abide by the Code of Business Conduct and Ethics, published by its parent company, GigaMedia Limited. HGC and all of the employees shall abide by related laws and ordinances and business conduct and ethics. Abiding by high standard of business conduct and ethics, maintaining the company’s business reputation and the legitimacy of conducting business are the norms of HGC and all the employees. Please refer to http://ir.gig.net.tw/code/htm for the GigaMedia Limited’s Code of Business Conduct and Ethics.

(8) Transfer

All parties and their permitted assignees shall be bound by this agreement and all the clauses hereto. Any party of this agreement shall not transfer any right, interest or obligation under this agreement to any third party, unless the prior written consent of the other party.

(9) Governing Law

This agreement shall be governed by the ROC laws. The parties hereto agree to submit to the jurisdiction of Taipei District Court, Taiwan for any dispute or legal proceedings arising out of this agreement.

(10) Entire Agreement

This agreement includes all the attachments and other documents stipulated in this agreement. Unless express stipulated in this agreement, no other limitation, undertaking, representation, warranty or agreement exist between the parties. This agreement replaces prior agreement and letter of intent between the parties with regard to the proposed transaction.

(11) Severability:

In the event that any of the provisions of this Agreement should be held to be invalid or unenforceable, any and all of the remaining clauses will remain valid and enforceable. The invalid or unenforceable provision shall be regarded as never exist for the purpose of explanation of this agreement.

Attachments

Attachment 1: The Roster of Shareholders of Wretch

Attachment 2: The List of the Web Services

Attachment 3: The Subscribed Price per Share

[Intentionally Left in Blank]

IN WITNESS WHEREOF, the parties hereby sign this agreement on the date first above written.

Hoshin GigaMedia Center Inc.

Representative: Arthur Wang
Title: Chairman of the Board

Wretch Co., Ltd.

Representative:
Title: Chairman of the Board

Wretch Shareholders

ROC ID Number: G121439679	ROC ID Number:R123185761
Address: 5F., No.9, Mincyuan E. Rd.,	Address: No.164, Wusong St.,
Dasi Township, Taoyuan County	Fongshan City, Kaohsiung County

ROC ID Number: G121262892	ROC ID Number: E123371212
Address: No.119, Sec. 1, Jhongshan Rd.,	Address: No.7, Alley 12, Lane 1240,
Jiaosi Township, Yilan County	Jhongming S. Rd., South District, Taichung City

ROC ID Number: F125198294	ROC ID Number: L122999873
Address: 7F., No.91, Alley 12,	Address: No.20, Alley 12, Lane 82,
Lane 1240, Baoshun St., Shulin City, Taipei County	Yangming St., Fongyuan City, Taichung County

80685476
Address: 11F., No.230, Sec. 4,
Chung Hsiao E. Rd., Da-an District, Taipei City
Representative: